Exhibit 99(1)

FROM:	Kerzner International Limited
The Bahamas
Investor Contact: Omar Palacios
Tel: +1.242.363.6016
Media Contact: Lauren Snyder
Tel: +1.212.659.5240

FOR IMMEDIATE RELEASE

KERZNER ANNOUNCES FOURTH QUARTER RESULTS

    • 2003 FULL YEAR DILUTED EPS OF $2.44 COMPARED TO $1.39 ACHIEVED LAST YEAR

    • 2003 FOURTH QUARTER DILUTED EPS OF $0.10 COMPARED TO $0.03 ACHIEVED LAST YEAR

    • 2003 FULL YEAR ADJUSTED EPS OF $2.36 AS COMPARED TO $2.05 ACHIEVED LAST YEAR

    • 2003 FOURTH QUARTER ADJUSTED EPS OF $0.16 COMPARED TO $0.15 ACHIEVED LAST YEAR

    • RECORD PARADISE ISLAND GROSS REVENUE OF $521 MILLION AND EBITDA OF $144 MILLION IN 2003

    • THE ONE&ONLY PALMILLA RE-OPENS IN JANUARY FOLLOWING COMPLETION OF EXPANSION

PARADISE ISLAND, The Bahamas, February 2, 2004 – Kerzner International Limited (NYSE: KZL) (the “Company”), a leading international developer and operator of destination resorts, casinos and luxury hotels, today reported results for the fourth quarter of 2003. The Company reported net income in the quarter of $3.0 million, compared to net income of $0.9 million for the same period last year resulting in net income per share of $0.10 compared to a net income per share of $0.03 for the same period last year. Adjusted net income for the quarter was $4.8 million compared to $4.4 million in the same period last year. Adjusted net income per share for the quarter was $0.16 as compared to $0.15 achieved in the same period last year.

Butch Kerzner, Chief Executive Officer of the Company, commented, “In 2003 we combined strong earnings performance with some major growth initiatives for the future. Adjusted EPS for the year was $2.36, an increase of 15% over last year. The improvements in our results were driven primarily by Paradise Island, Mohegan Sun and lower interest expense. At Paradise Island, we achieved record gross revenue and EBITDA for the second consecutive year. The Company also benefited this year from an increase in income from Mohegan Sun, as its gross revenue increased following the completion of a major expansion in 2002. We also realized interest savings on decreased levels of debt at a lower average interest rate.”

Butch Kerzner continued, “In addition to posting these strong results, we also made some good progress in our initiatives to grow the businesses: (i) we started Phase III of Atlantis, Paradise Island; (ii) we announced a second Atlantis will be developed in Dubai; (iii) we entered the UK gaming market; (iv) we launched the One&Only brand and continued our efforts to grow this business.”

Paradise Island

The Company’s Paradise Island operations achieved fourth quarter gross revenue of $116.9 million and EBITDA of $23.2 million as compared to $117.7 million and $23.4 million, respectively, in the same period last year.

Atlantis’s revenue per available room (“RevPAR”) for the quarter was $158 as compared to $156 in the same period last year. In the quarter, Atlantis achieved an average occupancy of 73% at a $218 average daily room rate (“ADR”), which compared to an average occupancy of 72% and ADR of $216 in the same period last year.

In the Atlantis Casino, the largest casino in the Caribbean market, table and slot volume were strong in the quarter as table drop increased by 22% from the same period last year. Table win declined slightly in the quarter as 2002 benefited from an exceptionally strong table hold over its New Year period. Slot volume increased by 10% as compared to the same period last year.

During the year, the Company started the construction of the first component of its third phase of development (“Phase III”) on Paradise Island with the development of three new luxurious villas at the One&Only Ocean Club as well as the addition of several new amenities for this property. This expansion to the One&Only Ocean Club is expected to be completed by the summer of 2004. The Company expects to start development of two other components of Phase III in 2004: (i) Marina Village, which includes new restaurants and retail space to be developed around the Atlantis Marina, and (ii) an expansion to Harborside at Atlantis, which will add approximately 120 two-bedroom suites to the existing timeshare project, with an expected completion for each of these projects in 2005. Additional elements of Phase III, including a 1,200-room hotel, a significant expansion to the existing water attractions at Atlantis, Paradise Island and a second golf course on nearby Athol Island, are all in the stage of architectural planning and are expected to be completed by Christmas 2006.

Mohegan Sun

Mohegan Sun reported record fourth quarter slot revenues in the quarter of $201.1 million, an increase of 9% compared to the same period last year. Slot win per unit per day was $356 for the quarter, a 10% increase compared to the same period last year. In the quarter, Mohegan Sun continued to increase its share of the growing Connecticut slots market to nearly 52%. In the quarter, the Connecticut market grew by 6% over the same period last year.

Trading Cove Associates (“TCA”), an entity 50%-owned by the Company, receives payments from the Mohegan Tribal Gaming Authority of 5% of gross operating revenues of the expanded Mohegan Sun operation. The Company recorded income from TCA of $9.1 million in the quarter compared to $6.8 million reported in the same period last year.

One&Only Resorts

The One&Only Ocean Club, the Company’s luxury resort hotel on Paradise Island, The Bahamas, continued to perform strongly. The resort achieved an average occupancy of 75% and an ADR of $633 in the fourth quarter of 2003 as compared to an average occupancy of 72% and an ADR of $627 in the fourth quarter of 2002, and posted its seventh consecutive quarter of record RevPAR, in each case as compared to the prior year quarter. The resort re-opened in October as the property had been closed for four weeks in order to start construction of the One&Only Ocean Club expansion. The property recently hosted the star-studded field of the third annual Michael Jordan Celebrity Invitational, which was broadcast in the United States on NBC on January 24, 2004.

In the quarter, the Company earned management and development fees, net of minority interest, of $4.7 million from its non-Paradise Island luxury resort operations, as compared to $4.5 million in the same period last year. The increase in fees was driven by strong results in Dubai and the Maldives, as the One&Only Royal Mirage and the One&Only Kanuhura achieved RevPAR increases of 24% and 42%, respectively. In Dubai, the One&Only Royal Mirage continued to achieve one of the highest RevPARs in its market and increased RevPAR despite approximately doubling the number of its rooms this year. The fourth quarter of 2002 benefited from development fee income earned following the completion and re-opening of the One&Only LeTouessrok in December 2002.

On a comparable basis in the quarter, which excludes results for those resorts that were not open for all of both periods, the Company experienced an increase in RevPAR of 14% at its non-Paradise Island luxury resort properties over the same period last year.

As previously announced, a major initiative was taken to launch the One&Only brand in Europe in 2003 and the associated advertising costs impacted the earnings of this business in the quarter. The Company reported EBITDA from luxury resort operations, excluding the One&Only Ocean Club, of $2.0 million as compared to $3.9 million of EBITDA for the same period last year. These higher marketing expenses are not expected to continue in 2004.

One&Only Resorts recently re-opened the renovated and expanded 172-room One&Only Palmilla. This luxurious property, positioned on one of the best locations in Los Cabos, Mexico, has been revitalized by an approximately $90 million refurbishment that is accentuated by majestic views of the Sea of Cortez. The One&Only Palmilla had a limited opening for selected guests for New Year that was extremely well received. The renovated resort includes a new restaurant called “C” by the highly regarded restaurateur, Charlie Trotter, of Chicago.

J.T.     Kuhlman, Chief Executive Officer of One&Only Resorts commented, “We are pleased to have re-opened the One&Only Palmilla. This property is positioned at the highest end of its competitive set and is expected to be one of our flagship properties in the North American market alongside the One&Only Ocean Club. Early indications have been very encouraging, as we have exceeded our occupancy expectations for the property in January and are now on pace to exceed our anticipated February results.”

In the quarter, the Company announced that it had entered into a land lease with Victoria & Alfred Waterfront (Pty) Limited that would permit it to develop a new 150-room, six-star deluxe, hotel in Cape Town, South Africa. This new One&Only hotel is to be located in The Victoria & Alfred Waterfront, which is part of Cape Town’s waterfront and harbor. The Company will form a partnership in conjunction with a local partner, Matemeku Investments, through which it will own a minority interest in the property. Architectural design work for the new hotel has commenced, and construction is expected to start in 2005 and be completed by the end of 2006.

Atlantis, The Palm

The Company is currently planning the development of Atlantis, The Palm to be located on The Palm, Jumeirah, in Dubai, United Arab Emirates. The first phase of this project is expected to include a 1,000-room resort and an extensive water theme park situated on 1.5 miles of beachfront. It is anticipated that this project will be completed during 2007. This development will be made through a recently formed joint venture with Nakheel LLC (“Nakheel”), a company owned by the Government of Dubai. Nakheel is currently moving forward with the development of infrastructure for The Palm, Jumeirah.

The Palm, Jumeirah, is a $1.5 billion land reclamation project that is believed to be the largest man-made island in the world and ultimately will include multiple resort hotels, luxury homes and condominium developments. Atlantis, The Palm is expected to be the anchor property for The Palm, Jumeirah, a development that is expected to be a catalyst for visitation to Dubai, one of the fastest growing travel and leisure markets in the world.

The Company and Nakheel have each agreed to invest $60 million in the form of equity financing in the project, with the balance of the financing, which may include an equity component, expected to be raised at the local level. As part of the Company’s equity commitment to the project, it expects to invest approximately $20 million in the project in 2004 in order to fund planning and initial development costs.

The Company has agreed with Nakheel to enter into a development services agreement, from which it expects to earn a development fee of $15 million, and a long-term management agreement for the resort. This transaction is subject to various closing conditions, including obtaining all requisite governmental consents and binding commitments for the necessary financing.

The Company recently announced the appointment of veteran hospitality executive George Markantonis to the position of Chief Executive Officer of Atlantis, The Palm.

UK Gaming

The gaming license in Northampton that the Company agreed to acquire from London Clubs was renewed in 2003. The Company has submitted its application for a certificate of consent to the Gaming Board of Great Britain and expects this process to be completed by the end of the first quarter of 2004. The Company ultimately expects to develop and operate a 30,000 square foot facility in Northampton, which is approximately 75 miles northwest of London. The development cost is projected at $15 million and the casino facility is expected to open in 2005.

Liquidity

At the end of the quarter, the Company held $61.7 million in cash and cash equivalents, including $1.4 million in restricted cash. Total interest-bearing debt at the end of the quarter was $400.4 million, comprised primarily of $400.0 million of 8 7/8% Senior Subordinated Notes due 2011, of which $175 million has been swapped from fixed to variable rates.

The Company closed the year with an undrawn Revolving Credit Facility and has commitments from its lenders for approximately $254 million available under this credit facility, which is net of an approximate $46 million guaranty in respect to the redevelopment of the One&Only Palmilla.

As of the end of the year, the Company had advanced approximately $15.4 in the form of mezzanine financing related to the development of a One&Only luxury resort in the Maldives.

In the quarter, the Company paid $20.0 million in connection with its previously announced acquisition of the Club Med assets on Paradise Island. The balance due on this approximately $40.0 million acquisition is expected to be funded in the third quarter of 2004.

In the quarter, excluding the Club Med asset acquisition, the Company incurred $22.7 million in capital expenditures bringing full year expenditures in 2003 to $58.5 million. In the first quarter of 2004, the Company anticipates it will spend between $25 million and $30 million in capital expenditures, mainly on Paradise Island.

As of December 31, 2003, shareholders’ equity was $839.6 million and the Company had 30.2 million Ordinary Shares outstanding. In the quarter, the Company received $27.7 million from the issuance of 1.5 million Ordinary Shares pursuant to the exercise of stock options.

Other Matters

Arising out of the Company’s previously announced restatement of 2001 to correct the accounting treatment for the disposition of Resorts Atlantic City in April 2001, the Company will restate its consolidated financial statements for 2001 and 2002. Such restated consolidated financial statements will be included in the Company’s Form 20-F for 2003, which is expected to be filed with the Securities and Exchange Commission (“SEC”) in the first quarter of 2004, and were summarized in the Company’s Form 6-K filed with the SEC on January 30, 2004.

As a result of the restatements, the Company’s net income will increase by $1.0 million, or $0.03 per share, for the year ended December 31, 2001, and will decrease by $0.6 million, or $0.02 per share, for the year ended December 31, 2002.

Conference Call Announcement

The Company will hold a conference call at 10:00 a.m. EST today to discuss these fourth quarter results and its outlook on the first quarter of 2004. This call can be accessed at the Company’s web site at www.kerzner.com. The call will also be available on a first-come, first-serve basis by dialing 877.371.3550 (US/Canada) and 706.679.0864 (international).

Replay of the conference call will be available beginning February 2, 2004 at 1:00 p.m. EST ending at midnight on February 9, 2004. The replay numbers are 800.642.1687 (US/Canada) and 706.645.9291 (international) using the following Pin Number: 4978036

About the Company

Kerzner International Limited (NYSE: KZL) is a leading international developer and operator of destination resorts, casinos and luxury hotels. The Company’s flagship brand is Atlantis, which includes Atlantis, Paradise Island, a 2,317-room, ocean-themed destination resort located on Paradise Island, The Bahamas. Atlantis, Paradise Island is a unique destination resort featuring three interconnected hotel towers built around a 7-acre lagoon and a 34-acre marine environment that includes the world’s largest open-air marine habitat and is the home to the largest casino in the Caribbean. The Company also developed and receives certain revenue derived from Mohegan Sun in Uncasville, Connecticut, which has become one of the premier casino destinations in the United States. In its luxury resort hotel business, the Company manages nine resort hotels primarily under the One&Only brand. The resorts, featuring some of the top-rated properties in the world, are located in The Bahamas, Mexico, Mauritius, the Maldives and Dubai. Further One&Only properties are either underway or in the planning stages in the Maldives and South Africa. For more information concerning the Company and its operating subsidiaries visit www.kerzner.com.

This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties which are described in the Company’s public filings with the Securities Exchange Commission.

Investor inquires regarding Kerzner should be directed to Omar Palacios at +1.242.363.6016. Media inquiries should be directed to Lauren Snyder at +1.212.659.5240.

Condensed Consolidated Statements of Operations, Reconciliation of Adjusted Net Income to GAAP Net Income, Reconciliation of EBITDA to GAAP Net Income, Summary Segment Data and Hotel Operating Performance Data are attached.

Kerzner International Limited
Condensed Consolidated Statements of Operations
(In Thousands of U.S. Dollars Except Per Share Data)
(Unaudited)

	For the Three Months		For the Twelve Months
	Ended December 31,		Ended December 31,
	2003	2002(1)	2003	2002(1)
		(As Restated)		(As Restated)
Revenues:
Casino and resort revenues	$116,910	$117,706	$521,041	$507,244
Less: promotional allowances	(5,709)	(5,064)	(23,579)	(22,210)

Net casino and resort revenues	111,201	112,642	497,462	485,034
Tour operations	10,599	10,687	40,790	41,063
Relinquishment and development fees	9,134	6,811	35,715	31,367
Management and other fees	5,748	4,808	13,422	10,396
Insurance recovery	-	-	2,819	1,100
Other	1,369	1,128	5,084	4,443

	138,051	136,076	595,292	573,403

Expenses:
Casino and resort expenses	67,198	66,100	270,904	266,575
Tour operations	9,931	10,191	35,406	36,767
Selling, general and administrative	24,780	27,878	100,837	91,460
Corporate expenses	12,687	7,318	37,260	29,227
Depreciation and amortization	14,246	14,226	55,782	55,486
Loss on sale of fixed assets	79	154	451	228
Restructuring reversal	-	(1,000)	-	(1,000)

	128,921	124,867	500,640	478,743

Income from operations	9,130	11,209	94,652	94,660
Other income and (expenses):
Interest income	758	961	3,394	3,419
Interest expense, net of capitalization	(7,347)	(8,877)	(29,264)	(39,104)
Equity in losses of associated companies, net	(442)	(6,096)	(320)	(5,209)
Gain on settlement of territorial and other disputes	1,479	9,390	1,479	14,459
Gain on replacement of damaged assets	-	-	2,514	-
Loss on early extinguishment of debt	-	(4,643)	-	(20,525)
Other, net	(126)	191	(686)	60

	(5,678)	(9,074)	(22,883)	(46,900)
Income from continuing operations before income
taxes and minority interest	3,452	2,135	71,769	47,760
Benefit (provision) for income taxes	208	1,106	(162)	(96)
Minority interest	(678)	-	(1,340)	-

Income from continuing operations	2,982	3,241	70,267	47,664
Income (loss) from discontinued operations, net of
income tax effect	-	(2,363)	1,305	(8,061)

Net income	$2,982	$878	$71,572	$39,603

Diluted net income per share:
Income from continuing operations	$0.10	$0.11	$2.39	$1.67
Income (loss) from discontinued operations, net
of income tax effect	-	(0.08)	0.05	(0.28)

	$0.10	$0.03	$2.44	$1.39

Weighted average number of shares outstanding - diluted	30,668	28,536	29,373	28,544

(1)	During the quarter and year ended December 31, 2002, the following reclassifications have been made in order to conform to our 2003 presentation:

—	The operating results of Kerzner Interactive have been reclassified as discontinued operations for all periods presented.

—	Loss on early extinguishment of debt, net of income tax effect has been reclassified from an extraordinary loss to other income and expenses.

—	Certain corporate expenses have been reclassified to selling, general and administrative expenses in order to conform to our 2003 presentation.

Kerzner International Limited
Reconciliation of Adjusted Net Income to GAAP Net Income
(In Thousands of U.S. Dollars Except Per Share Data)
(Unaudited)

	For the Three Months				For the Twelve Months
	Ended December 31,				Ended December 31,
	2003		2002		2003		2002
	$	EPS	$	EPS	$	EPS	$	EPS
Adjusted net income (1)	$4,765	$0.16	$4,408	$0.15	$69,345	$2.36	$58,544	$2.05
Income (loss) from discontinued
operations, net of income tax
effect (2)	-	-	(2,363)	(0.08)	1,305	0.04	(8,061)	(0.28)
Insurance recovery (3)	-	-	-	-	2,819	0.10	1,100	0.04
Gain on replacement of damaged
assets (3)	-	-	-	-	2,514	0.09	-	-
Share of income (loss) from
remediation costs at Harborside (4)	455	0.01	(6,914)	(0.24)	(296)	(0.01)	(6,914)	(0.24)
Share of loss from the One&Only
Palmilla pre-opening and other
expenses (5)	(3,007)	(0.10)	-	-	(4,884)	(0.17)	-	-
Share of loss from SRL
Seychelles investment (6)	(710)	(0.02)	-	-	(710)	(0.02)	-	-
Loss on early extinguishment of
debt net of income tax effect (7)	-	-	(4,643)	(0.16)	-	-	(20,525)	(0.72)
Restructuring reversal (8)	-	-	1,000	0.03	-	-	1,000	0.03
Gain on settlement of territorial
and other disputes (9)	1,479	0.05	9,390	0.33	1,479	0.05	14,459	0.51

Net income - as restated	$2,982	$0.10	$878	$0.03	$71,572	$2.44	$39,603	$1.39

(1)	Adjusted net income is defined as net income before income (loss) from discontinued operations, net of income tax effect, insurance recovery, gain on replacement of damaged assets, share of income (loss) from remediation costs at Harborside, share of loss from the One&Only Palmilla pre-opening and other expenses, share of loss from Sun Resorts Limited (“SRL”) Seychelles investment, loss on early extinguishment of debt, net of income tax effect, restructuring reversal and gain on settlement of territorial and other disputes. Adjusted net income is presented to assist investors in analyzing the performance of the Company. Management considers adjusted net income to be a useful basis for (i) the valuation of companies; (ii) assessing current results; (iii) basing expectations of future results. This information should not be considered as an alternative to net income from continuing operations computed in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), nor should it be considered as an indicator of the overall financial performance of the Company. Adjusted net income, though generally used throughout our industry, is limited by the fact that companies may not necessarily compute it in the same manner thereby making this measure less useful than net income from continuing operations calculated in accordance with U.S. GAAP.

(2)	The Company discontinued the operations of its online gaming subsidiary, Kerzner Interactive, in the first quarter of 2003. The Company has recognized $4.5 million of income related to an option agreement with Station Casinos, Inc. which was terminated during the first quarter of 2003, which was reduced by net losses incurred while winding down the operations of the business, including the writedown of assets and other associated costs.

(3)	Insurance recovery represents a business interruption settlement related to the Hurricane Michelle claim. Gain on replacement of damaged assets represents insurance proceeds received in excess of the net book value of assets damaged during Hurricane Michelle.

(4)	The Company recorded a loss for its share of remediation costs related to Harborside at Atlantis (“Harborside”), the Company’s 50%-owned time share property at Atlantis, Paradise Island, arising primarily from damage incurred from Hurricane Michelle in November 2001. In the fourth quarter of 2003, the Company recorded its share of a $3.0 million insurance recovery realized by Harborside related to the settlement of the Harborside remediation claim, which is recorded net of remediation costs incurred.

(5)	In April 2003, the One&Only Palmilla was temporarily closed in order to commence an approximate $90.0 million expansion project. As a result, the Company has recorded a loss for its 50% share of the pre-opening expenses and other expansion or renovation costs incurred subsequent to the closing of the resort, and the Company has also recorded certain pre-opening expenses directly attributable to the Phase III project with respect to the expansion project at the One&Only Ocean Club.

(6)	The Company recorded a loss for its 20.4% share in SRL related to an investment made by SRL in the Seychelles that was written off during the fourth quarter of 2003.

(7)	The Company recognized a loss on early extinguishment of debt arising from the premiums paid on the repurchase and redemption of 9% Senior Subordinates Notes and 8 5/8% Senior Subordinated Notes, the write-off of related discounts and unamortized debt issuance costs.

(8)	Restructuring reversal represents the unused portion of a provision for severance costs made in 2001 as a result of the termination of employees following measures undertaken by the Company following the September 11, 2001 terrorist attacks.

(9)	The Company recognized net gains on settlement of territorial and other disputes with a major shareholder.

Kerzner International Limited
Reconciliation of EBITDA to GAAP Net Income
(In Thousands of U.S. Dollars)
(Unaudited)

	For the Three Months		For the Twelve Months
	Ended December 31,		Ended December 31,
	2003	2002	2003	2002
EBITDA (1)	$23,455	$24,589	$148,066	$148,274
Insurance recovery	-	-	2,819	1,100
Depreciation and amortization	(14,246)	(14,226)	(55,782)	(55,486)
Loss on sale of fixed assets	(79)	(154)	(451)	(228)
Restructuring reversal	-	1,000	-	1,000
Other expense, net	(5,678)	(9,074)	(22,883)	(46,900)
Benefit (provision) for income taxes	208	1,106	(162)	(96)
Minority interest	(678)	-	(1,340)	-
Income (loss) from discontinued operations,
net of income tax effect	-	(2,363)	1,305	(8,061)

Net income - as restated	$2,982	$878	$71,572	$39,603

(1)	EBITDA is defined as net income before insurance recovery, depreciation and amortization, loss on sale of fixed assets, restructuring reversal, other expense, net, benefit (provision) for income taxes, minority interest and income (loss) from discontinued operations, net of income tax effect. Although EBITDA is not a measure of performance under U.S. GAAP, the information is presented because management believes it provides useful information to investors. This information should not be considered as an alternative to any measure of performance as promulgated under U.S. GAAP, nor should it be considered as an indicator of the overall financial performance of the Company. The Company’s method of calculating EBITDA may be different from the calculation used by other companies and, therefore, comparability may be limited.

Kerzner International Limited
Summary Segment Data
(In Thousands of U.S. Dollars)
(Unaudited)

	For the Three Months		For the Twelve Months
	Ended December 31,		Ended December 31,
	2003	2002	2003	2002
		(As restated)		(As restated)
EBITDA: (1)
Paradise Island (2)	$23,231	$23,435	$143,538	$139,463
Mohegan Sun	9,134	6,811	35,715	31,367
One&Only Resorts (3) (4)	2,023	3,914	(260)	5,133
Corporate and other (5)	(10,933)	(9,571)	(30,927)	(27,689)

	$23,455	$24,589	$148,066	$148,274

Paradise Island:
Gross revenues: (6)
Casino	$36,229	$37,294	$138,587	$129,916
Rooms	38,095	37,272	188,235	184,776
Food and beverage	28,125	28,668	130,879	131,377
Other	14,461	14,472	63,340	61,175

	$116,910	$117,706	$521,041	$507,244
Promotional allowances	(5,709)	(5,064)	(23,579)	(22,210)

Net revenues	$111,201	$112,642	$497,462	$485,034

EBITDA margin (7)	20.9%	20.8%	28.9%	28.8%

(1)	See definition and management’s disclosure regarding EBITDA at Reconciliation of EBITDA to GAAP Net Income.

(2)	Includes the results of operations from the Company’s wholly owned tour operator and the One&Only Ocean Club.

(3)	Includes management and development fees from the Company’s luxury resort business, excluding the One&Only Ocean Club, and expenses relating to operating these businesses.

(4)	Reported before any reduction related to the minority interest in One&Only (Indian Ocean) Management Limited that the Company does not own. One&Only (Indian Ocean) Management Limited is responsible for managing and developing the Company’s luxury resorts in Mauritius and the Maldives. Effective January 1, 2003, the Company has an ownership interest of 80% in this entity. For the quarter and year ended December 31, 2003, the minority interest in this business decreased net income by $0.7 million and $1.3 million, respectively.

(5)	Corporate and other represents corporate expenses reduced by certain revenues not attributable to Paradise Island, Mohegan Sun or luxury resorts.

(6)	Excludes revenue from the Company’s wholly owned tour operator and includes the results of the One&Only Ocean Club.

(7)	Paradise Island’s EBITDA margin is defined as EBITDA divided by net revenues.

Kerzner International Limited
Hotel Operating Performance Data
(Unaudited)

	For the Three Months		For the Twelve Months
	Ended December 31,		Ended December 31,
	2003	2002	2003	2002
Atlantis, Paradise Island:
Occupancy	73%	72%	80%	81%
ADR (1)	$218	$216	$251	$245
RevPar (2)	$158	$156	$201	$199
One&Only Ocean Club: (3)
Occupancy	75%	72%	79%	68%
ADR (1)	$633	$627	$722	$695
RevPar (2)	$477	$450	$568	$475

Management believes that results of operations in the destination resort and luxury hotel industry are best explained by three key performance measures; occupancy, average daily rate (“ADR”) and revenue per available room (“RevPAR”) levels. These measures are influenced by a variety of factors including national, regional and local economic conditions, changes in travel patters and the degree of competition with other destination resorts, luxury hotels and product offering within the travel and leisure industry. The demand for accommodations at Atlantis, Paradise Island and the One&Only Ocean Club may also be affected by normal recurring seasonal patterns whereby Atlantis, Paradise Island and the One&Only Ocean Club experience lower occupancy levels in the fall and winter (September, following Labor Day, through mid December) which may result in lower revenue, net income and cash flow from operations during this period.

(1)	ADR represents room revenue divided by the total number of occupied room nights.

(2)	Revenue per available room represents room revenue divided by total room nights available.

(3)	The One&Only Ocean Club 2003 results exclude rooms closed from September 2, 2003 through September 30, 2003, as the property was temporarily closed during this period in order to start the expansion of this property in connection with the Company’s proposed Phase III development on Paradise Island.